SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 1)

_______________________

CBL & ASSOCIATES PROPERTIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

124830100

(CUSIP Number of Class

of Securities)

_______________________

Steven Wolosky, Esq.	David J. Heymann, Esq.
Olshan Frome Wolosky LLP	Melzer, Lippe, Goldstein & Breitstone, LLP
1325 Avenue of the Americas	190 Willis Avenue
New York, NY 10019	Mineola, NY 11501

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 8

CUSIP No. 124830100	13D	Page 2 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Exeter Capital Investors, L.P. I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97 (1)
14	Type of Reporting Person PN

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 3 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Exeter Capital GP LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97(1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 4 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person WEM Exeter LLC I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97(1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 5 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Michael L. Ashner I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,350,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,350,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 5.97(1)
14	Type of Reporting Person OO

(1)	Calculation is based on a total of 173,472,151 shares of Common Stock, par value $.01 per share (“Common Stock”) of CBL & Associates Properties, Inc. (the “Issuer”) outstanding as of August 6, 2019, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2019.

CUSIP No. 124830100	13D	Page 6 of 8

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D filed by Exeter Capital Investors, L.P., a Delaware limited partnership, Exeter Capital GP LLC, a Delaware limited liability company, WEM Exeter LLC, a Delaware limited liability company, and Michael L. Ashner with the Securities and Exchange Commission on August 26, 2016 (the “13D”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”) of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421. Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of Transaction.

Item 4 shall be amended by adding the following thereto:

The information set forth in Item 6 with respect to the CBL Agreement is incorporated herein by this reference.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

On November 1, 2019, the Reporting Persons entered into an agreement with the Issuer (the “CBL Agreement”) pursuant to which Michael L. Ashner and Carolyn Tiffany were appointed to the Board of Directors of the Issuer. As part of the CBL Agreement, the Issuer’s Board established a new Capital Allocation Committee comprising three Board members including Mr. Ashner who will serve as committee chair. As an advisory committee to the full Board, the Capital Allocation Committee will review the Issuer’s financial strategies, capital allocation plans and other matters related to its capital structure. Mr. Ashner also joined the Board’s Executive Committee. Ms. Tiffany was appointed to the Board’s Audit and Compensation Committees. Under the terms of the CBL Agreement, (i) CBL agreed to cause Mr. Ashner and Ms. Tiffany to be nominated for election as directors of CBL at the 2020 Annual Meeting of Shareholders of the Issuer, subject to Exeter maintaining an ownership in Common Stock of the lower of (x) 5% of the Company’s issued and outstanding Common Stock and (y) 10,350,000 shares of Common Stock (subject to adjustments for stock splits) and (ii) the Reporting Persons have agreed to certain standstill and voting commitments through the date which is the later of (x) thirty days prior to the earliest date on which nominations for election to the Issuer’s board of directors are required to be submitted for the 2021 Annual Meeting of Shareholders of the Issuer or (y) for as long as Mr. Ashner remains on the Issuer’s Board.

Also on November 1, 2019, the Reporting Persons entered into an agreement with the Issuer pursuant to which the Reporting Persons were granted a waiver of the Issuer’s ownership limitation restrictions set forth in its Certificate of Incorporation to permit the Reporting Persons to acquire up to 9.8% of the outstanding shares of Common Stock.

CUSIP No. 124830100	13D	Page 7 of 8

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended by adding the following:

99.2	CBL Agreement, dated November 1, 2019, among the Issuer and the Reporting Persons, incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2019.

CUSIP No. 124830100	13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  November 4, 2019

EXETER CAPITAL INVESTORS, L.P.

By:	Exeter Capital GP LLC
General Partner

	By:	WEM Exeter LLC
Managing Member

		By	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

EXETER CAPITAL GP LLC

By:	WEM Exeter LLC
Managing Member

	By	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

WEM EXETER LLC

By	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

/s/ Michael L. Ashner
Michael L. Ashner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).